September 23, 2024

VIA EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: David Manion

Re:	Stone Ridge Trust II (“Trust II”)

File Numbers: 333-229918; 811-22870

and

Stone Ridge Trust V (“Trust V”)

File Numbers: 333-232385; 811-23120

Dear Mr. Manion:

On behalf of each of Trust II and Trust V, included with this letter are responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were provided in a phone call on August 23, 2024. For the convenience of the Staff, these comments have been restated below in their entirety. The Trusts’ response follows each comment. References in the responses to the annual report for Trust V are to the annual report filed via EDGAR on Form N-CSR on May 9, 2024 (the “Trust V Annual Report”), references to the semi-annual report for Stone Ridge Trust V are to the semi-annual report filed via EDGAR on Form N-CSRS on November 3, 2023 (the “Trust V Semi-Annual Report”), and references to the annual report for Trust II are to the annual report filed via EDGAR on Form N-CSR on January 8, 2024 (the “Trust II Annual Report”). Capitalized terms used but not defined herein have the meanings assigned to them in the Trust V Annual Report, Trust V Semi-Annual Report or the Trust II Annual Report, as applicable.

Annual Reports

1)

Staff Comment: The Consolidated Schedule of Investments for the Stone Ridge Alternative Lending Risk Premium Fund (“LENDX”) within the Trust V Annual Report explains, on page 10,242, that a carat symbol indicates that “[t]he underlying loans have matured but are still in repayment process.” In the future, please clarify that these loans are in default and provide a quantitative aggregate percentage of loans in default within this footnote (as a percentage of LENDX’s net assets). Supplementally, please provide the Staff with the aggregate percentage of loans in default as of August 31, 2023 that would have been included in the Trust V Semi-Annual Report.

Response: Trust V notes that not all loans marked with a carat are in default; some are merely delinquent. To clarify going forward, Trust V will revise this footnote to read as follows:

Delinquent or defaulted loans that have matured but are still in repayment process. The aggregate value of these securities as of [date] is $[XX], which represents [YY]% of net assets.

As of August 31, 2023, such footnote would have read:

Delinquent or defaulted loans that have matured but are still in repayment process. The aggregate value of these securities as of August 31, 2023 is $25,074,793, which represents 1.23% of net assets.

2)

Staff Comment: With respect to the loans labeled with a carat discussed in Staff Comment 1, please describe how investments in default are valued. Specifically, please provide the process of collection or settlement of such loans. Specify the process for low-dollar loans and the probability of collection after several years in default. For example, the Staff notes loan 128360951 on page 289 of the Consolidated Schedule of Investments, with the description of 30.990%, maturity dated August 31, 2021, which was a loan for $17.00 that has a fair value of $2.

Response: The residual value of loans that are past maturity (i.e., loans marked with a carat) are generally calculated by LENDX’s third-party pricing service using the estimated recoverability rate for each platform, which is established based on consultation with the relevant platform and the third-party pricing service and, where available, charged-off loan sales data provided by the relevant platform. These estimated recovery rates are reviewed and updated by the Adviser on a quarterly basis (or more frequently, as needed).

The specific process for collection and/or settlement of a loan depends upon the platform and loan servicer in question. Platforms and/or loan servicers may engage collection agencies to assist in recovery efforts, and in certain circumstances may sell the loan to a third party. Any proceeds from a recovery or sale are remitted to the relevant collections account at LENDX’s custodian and reflected accordingly in the servicer’s reporting. Loans are generally written off and valued at zero three years after having been charged off.

3)

Staff Comment: The Staff notes that the risk share contracts disclosed on page 10,244 of the Consolidated Schedule of Investments appear to be structured as basket swaps. As required by footnote 2 of Article 12-13C of Regulation S-X, the counterparty to these basket swaps should be disclosed. In the future, please disclose the required information in the financial statements. In addition, please discuss in correspondence whether any of the counterparties are lenders for the loans held by the fund. If so, please include an assessment of any legal implications of these arrangements and whether additional risk disclosures related to the counterparties are needed in the prospectus and/or financial statements.

Response: Trust V notes that the risk share contracts represent commercial arrangements with the relevant alternative lending platform that were part of the agreement to purchase alternative-lending related securities from such platforms. Whereas a typical swap contract involves an exchange of cash flows (e.g., in an interest rate swap, Party A pays a fixed rate of 4% to Party

B and Party B makes payments based on a floating rate), the risk share contracts do not involve such an exchange. Instead, these risk share contracts enable the participants to share the risk that actual losses on specified loan assets either exceed the high end or are less than the low end of the range of expected losses on the loan assets. The terms of each risk share contract vary, but generally provide that Trust V must make a payment to the seller if the actual losses on the loan assets are below the low end of the range of expected losses on the loan assets and/or that the seller must make a payment to Trust V if actual losses are above the high end of the range of expected losses on the loan assets. Thus, the risk share contracts, which are part of the overall purchase arrangements, provide a means of allocating the risk of profits and losses on loan assets between two commercial participants. Furthermore, the contracts are documented as commercial terms between the buyer and seller of the loans and there is no derivatives-style contract (such as an ISDA Master Agreement) associated with these arrangements. As a result, Trust V concluded that the risk share contracts are not swaps, and therefore are not subject to Article 12-13C of Regulation S-X, but rather Article 12-13D of Regulation S-X. The disclosure about risk share contracts in the Consolidated Schedule of Investments in the Trust V Annual Report adheres to the requirements of Article 12-13D.

As noted above, Trust V is party to the risk share contracts with certain alternative lending platforms. In some cases, the alternative lending platform is the original lender of loans purchased from such platform by LENDX, while in others the original lender is a bank with which the alternative lending platform has contracted. Trust V believes that all material information related to the alternative lending platforms are adequately disclosed in LENDX’s prospectus.

4)

Staff Comment: As noted in Staff Comment 3 above, the presentation of the risk share contracts on page 10,244 of the Consolidated Schedule of Investments does not conform with Article 12-13C of Regulation S-X. Please note that footnote 3 of Article 12-13C requires that any basket swap where the notional value is greater than 1% of the fund’s net assets disclose additional information consisting of the 50 largest components of the custom basket (by size of notional) and any other components where the notional value of that component exceeds 1% of the notional value of the custom basket. Please ensure this information is disclosed in future financial statements.

Response: Please see the response to the prior comment.

5)

Staff Comment: The disclosures in the Trust V Annual Report related to any securities valued using NAV as a practical expedient appear to be incomplete. Please refer to ASC 820-10-50-6A. Please discuss in correspondence how the disclosure meets the requirements of these paragraphs. In addition, please discuss how an investor in the fund would be able to access information where “[t]he Fund may only withdraw its investment in accordance with the liquidation terms.” Please ensure that future disclosures for Trust V meet the guidelines under ASC 820-10-50-6A and that disclosures are clear and concise with respect to redemptions and any other required disclosures. Please note that these comments may also be applicable to the Trust II Annual Report and, if they are, please likewise ensure that future reports for Trust II meet the relevant guidelines.

Response: Trust V discusses each of the requirements of ASC 820-10-50-6A listed below in turn.

●

a. The fair value measurement (as determined by applying paragraphs 820-10-35-59 through 35-62) of the investments in the class at the reporting date and a description of the significant investment strategies of the investee(s) in the class.

The fair value is disclosed in the Consolidated Schedule of Investments in the column labeled “Fair Value” and in the table that presents additional information for investments measured using the NAV practical expedient on page 10,255 of the Trust V Annual Report (the “NAV Practical Expedient Table”). The investment strategy of the investee(s) are footnoted in the Consolidated Schedule of Investments on page 10,241 of the Trust V Annual Report, specifically the footnotes “•” and “ƒ.”

●

b. For each class of investment that includes investments that can never be redeemed with the investees, but the reporting entity receives distributions through the liquidation of the underlying assets of the investees, the period of time over which the underlying assets are expected to be liquidated by the investees if the investee has communicated the timing to the reporting entity or announced the timing publicly. If the timing is unknown, the reporting entity shall disclose that fact.

Trust V confirms that future disclosures for Trust V will include this information.

●	c. The amount of the reporting entity’s unfunded commitments related to investments in the class.

Unfunded commitments are disclosed in the NAV Practical Expedient Table in the column labeled “Unfunded Commitments.”

●	d. A general description of the terms and conditions upon which the investor may redeem investments in the class (for example, quarterly redemption with 60 days’ notice).

Trust V confirms that future disclosures for Trust V will include this information.

e. The circumstances in which an otherwise redeemable investment in the class (or a portion thereof) might not be redeemable (for example, investments subject to a lockup or gate). Also, for those otherwise redeemable investments that are restricted from redemption as of the reporting entity’s measurement date, the reporting entity shall disclose when the restriction from redemption might lapse if the investee has communicated that timing to the reporting entity or announced the timing publicly. If the timing is unknown, the reporting entity shall disclose that fact and how long the restriction has been in effect.

Trust V confirms that future disclosures for Trust V will include this information.

●	f. Any other significant restriction on the ability to sell investments in the class at the measurement date.

Each of the investments fair valued using NAV as a practical expedient is restricted as to resale, which is disclosed in the Consolidated Schedule of Investments in the footnote marked with a “//” symbol.

●	g. Subparagraph superseded by Accounting Standards Update No. 2015-07.

Not applicable.

●

h. If a group of investments would otherwise meet the criteria in paragraph 820-10-35-62 but the individual investments to be sold have not been identified (for example, if a reporting entity decides to sell 20 percent of its investments in private equity funds but the individual investments to be sold have not been identified), so the investments continue to qualify for the practical expedient in paragraph 820-10-35-59, the reporting entity shall disclose its plans to sell and any remaining actions required to complete the sale(s).

As of February 29, 2024, this guideline was not applicable to any of the investments valued using NAV as a practical expedient because LENDX had no plans to sell any such investments. Trust V confirms that if in the future this guideline applies to one or more such investments, it will include appropriate disclosure.

To the extent that Staff Comment 5 applies to the Trust II Annual Report, Trust II confirms that it will ensure that future reports for Trust II meet the relevant guidelines.

*   *   *

Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781.

Very truly yours,

/s/ Daniel W. Whitney

Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC

Lauren D. Macioce, Stone Ridge Asset Management LLC

Lizzie Gomez, Stone Ridge Asset Management LLC